Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 9, 2009 relating to the consolidated financial statements and financial statement schedule of The Boeing Company and subsidiaries (which expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the Company’s change in its method for accounting for pension and postretirement benefits), and the effectiveness of The Boeing Company and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of The Boeing Company for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois
November 9, 2009